Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Administrative Committee

Team, Inc. Salary Deferral Plan and Trust:

We consent to the incorporation by reference in the Registration Statement (File No. 333-74062) on Form S-8 of Team, Inc. of our report dated June 29, 2006, relating to the statements of net assets available for benefits of the Team, Inc. Salary Deferral Plan and Trust as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended and the related supplemental schedule H, line 4a – schedule of delinquent participant contributions for the year ended December 31, 2005 and schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2005, which report appears in the December 31, 2005 Annual Report on Form 11-K of the Team, Inc. Salary Deferral Plan and Trust.

/s/ KPMG LLP

Houston, Texas

June 29, 2006